SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                                  TECHSYS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   87873J 109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


          TechSys, Inc., 44 Aspen Drive, Livingston, New Jersey 07039,
                    attention: Steven L. Trenk (973) 422-1666
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 14, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 4 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87873J 109                    13D                  Page 2 of 4 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            STEVEN L. TRENK

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

          N/A

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         382,250

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,381,405
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         382,250

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,381,405

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,763,655

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          41.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

          IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87873J 109                   13D                   Page 3 of 4 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

          This statement relates to the common stock, no par value (the "Common Stock") of TechSys, Inc., f/k/a Continental Choice Care, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 44 Aspen Drive, Livingston, New Jersey 07039.

________________________________________________________________________________
Item 2.  Identity and Background.

          Name of Person Filing: Steven L. Trenk ("Mr. Trenk") is an individual. The principal business address of Mr. Trenk is 44 Aspen Drive, Livingston, New Jersey 07039. Mr. Trenk is President and Chairman of the Board of the Issuer. Mr. Trenk is also director, principal shareholder and President of TechTron, Inc., a principal shareholder of the Issuer. The principal
     executive  office  of  TechTron,   Inc.  is  located  at  44  Aspen  Drive,
     Livingston, New Jersey 07039. Mr. Trenk, as officer, director and shareholder of TechTron, Inc. may be deemed the beneficial owner of the Common Stock of the Issuer held by TechTron, Inc. Mr. Trenk, during the past five years, has not been convicted in a criminal proceeding and, has not been a party to any civil of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final ordering enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Trenk is a citizen of the United States.

_______________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

          1. There was no cash consideration involved in Mr. Trenk's acquisition of the 382,250 shares of Common Stock over which he has sole voting power. Of such 382,250 shares, (i) 25,000 shares may be issued pursuant to currently exercisable options issued to Mr. Trenk under the Issuer's 1994 Long Term Incentive Plan, (ii) 300,000 shares may be issued pursuant to currently exercisable options issued to Mr. Trenk under the Issuer's 1997 Equity Incentive Plan, (iii) 56,250 shares may be issued pursuant to the currently exercisable portion of a warrant issued to Mr. Trenk in August 2000 following approval of the Issuer's shareholders, and (iv) 1,000 shares represent shares held in the name of his children, which were gifted to his children.

          2. TechTron, Inc. used working capital to acquire the Common Stock reported herein.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

          1. All of the securities reported herein over which Dr. Jacobs has sole voting power were acquired for investment purposes. Dr. Jacobs does not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
     Schedule 13D.

          2. TechTron, Inc., as founder of the Issuer, received shares of Common Stock upon the Issuer's formation. TechTron, Inc. does not have any plans or proposals that relate to or would result in any of the transactions described or proposals that relate to or would result in any of the transaction described in subparagraphs (a) through (j) of Item 4 of
     Schedule 13D.

________________________________________________________________________________
     Item 5. Interest in Securities of the Issuer.

          (a) As of the date of this Schedule 13D, the aggregate number of shares of Common Stock beneficially owned by Mr. Trenk is 1,763,655, representing in the aggregate approximately 41.0% of the Issuer's outstanding Common Stock. The number of shares beneficially owned includes 381,250 shares which may be issued pursuant to currently exercisable options/warrants. Of the 381,250 shares, 56,250 shares represent the currently exercisable portion of a warrant to purchase an aggregate of 450,000 shares, which was issued to Mr. Trenk following approval of the Issuer's shareholders. The percentage of ownership is calculated using 3,923,544 shares of Common Stock outstanding as of February 14, 2001, and assumes that Mr. Trenk exercised all of his presently exercisable options/warrants described in this Item 5.

          (b) The number of shares to which Mr. Trenk has:

                  (i)      sole power to vote or to direct the vote is 382,250.

                  (ii) shared power to vote or to direct the vote is 1,381,405.

                  (iii) sole power to dispose or direct the disposition of is 382,250.

                  (iv) shared power to dispose or to direct the disposition is 1,381,405.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Not Applicable.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

          Not Applicable.

________________________________________________________________________________

CUSIP No. 87873J 109                   13D                   Page 4 of 4 Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        STEVEN L. TRENK
                                        ----------------------------------------
                                        STEVEN L. TRENK


Dated:  March 14, 2001


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).